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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                   ----------

                                (Amendment No. 1)

                                  BIOTIME INC.
                                (Name of Issuer)


  Common Shares, par value $.01 per share                     09066L105
     (Title of class of securities)                         (CUSIP number)


                            Gary K. Duberstein, Esq.
                                 Greenbelt Corp.
                           277 Park Avenue, 27th Floor
                     New York, New York 10172 (212) 350-5100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  May 14, 1998
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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NYFS11...:\92\56392\0003\1915\SCH5048U.12B

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                     13D               Page 2 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON              GREENBELT CORP.
                   S.S. OR I.R.S. IDENTIFICATION NO.     13-3791931
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:            Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                941,505
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                    0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           941,505
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:               0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      941,505
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      8.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:                      CO
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 3 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GREENWAY PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.              13-3714238
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                82,500
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:                   0
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           82,500
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:              0
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                      82,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 4 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON            GREENHOUSE PARTNERS, L.P.
                   S.S. OR I.R.S. IDENTIFICATION NO.              13-3793447
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            WC, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                    0
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:             82,500
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:               0
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:        82,500
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                     82,500
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0.8%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            PN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 5 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             ALFRED D. KINGSLEY
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:              245,850
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,269,855
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:         245,850
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,269,855
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,269,855
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     11.7%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

-----------------------------------           ----------------------------------
CUSIP No. 09066L105                    13D               Page 6 of 11 Pages
-----------------------------------           ----------------------------------

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSON             GARY K. DUBERSTEIN
                   S.S. OR I.R.S. IDENTIFICATION NO.
                   OF ABOVE PERSON

------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [x]
                                                                         (b) [_]
------------------ -------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------
        4          SOURCE OF FUNDS:                            PF, AF, OO
------------------ -------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e):                            [_]
------------------ -------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION:      United States
--------------------------------------------------------------------------------
    NUMBER OF           7     SOLE VOTING POWER:                9,900
      SHARES
                      ------- --------------------------------------------------
   BENEFICIALLY         8     SHARED VOTING POWER:          1,033,905
     OWNED BY
                      ------- --------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER:           9,900
    REPORTING
                      ------- --------------------------------------------------
   PERSON WITH          10    SHARED DISPOSITIVE POWER:     1,033,905
------------------ -------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                   PERSON:                                  1,033,905
------------------ -------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES:                                           [_]
------------------ -------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      9.5%
------------------ -------------------------------------------------------------
       14          TYPE OF REPORTING PERSON:            IN
------------------ -------------------------------------------------------------

      This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Statement") relating to the common stock, par value $.01 per share (the "Shares"), of BioTime Inc., a California corporation (the "Company") filed by and on behalf of Greenbelt Corp. ("Greenbelt"), Greenway Partners, L.P. ("Greenway"), Greenhouse Partners, L.P. ("Greenhouse"), Alfred D. Kingsley and Gary K. Duberstein (collectively, the "Reporting Persons"). Unless otherwise defined herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the previous filing of the Statement.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Since the filing of the Statement, Greenbelt purchased an aggregate of 29,000 Shares for total consideration (including brokerage commissions) of $242,720 derived from the capital of Greenbelt and margin indebtedness from Bear Stearns & Co. Inc.

      As previously reported, Greenbelt was retained by the Company to be its financial adviser for the period from September 13, 1995 through October 1, 1997 pursuant to a Consulting Agreement which provided for the issuance of Warrants to purchase 300,000 Shares subject to anti-dilution protection under the terms of a Warrant Agreement dated as of September 13, 1995 between the Company and Greenbelt. Pursuant to a prospectus dated January 10, 1997, the Company made a pro rata distribution of rights to its holders of Shares (the "Rights Offering"). Each record date holder received one right for each Share owned on the record date for the distribution. Each record date shareholder was entitled to purchase from the Company one new Share at a price of $20 per Share for every ten rights held. On October 31, 1997, the Company split its stock three for one. Because of the Rights Offering and the stock split, the anti-dilution protection in the Warrant Agreement adjusted the number of Shares which may be purchased and the exercise price such that the terms of all the Warrants issued under the Warrant Agreement are as follows:

                          WARRANTS FOR                            ADJUSTED EXERCISE
DATE OF ISSUANCE        ADDITIONAL SHARES   EXPIRATION DATE        PRICE PER SHARE
----------------        -----------------   ---------------        ---------------
September 13, 1995           304,169        October 15, 2000           $ 1.97

October 15, 1995              76,042        October 15, 2000             1.97

January 15, 1996              76,042        January 15, 2001             1.97

April 15, 1996                76,042        April 15, 2001               2.41

July 15, 1996                 76,042        July 15, 2001                9.88

October 15, 1996              76,042        October 15, 2002             9.64

January 15, 1997              76,042        January 15, 2002            10.73

April 15, 1997                76,042        April 15, 2002              16.11

July 15, 1997                 76,042        July 15, 2002               14.07


      Pursuant to the Rights Offering, the Reporting Persons exercised all their Rights in respect of Shares then owned and on February 4, 1997 purchased Shares as follows:

      Greenway purchased an aggregate of 2,500 Shares pursuant to the Rights Offering for total consideration of $50,000 derived from the capital of Greenway and margin indebtedness from Bear Stearns & Co. Inc.

      Mr. Kingsley purchased an aggregate of 7,450 Shares pursuant to the Rights Offering for total consideration of $149,000 derived from personal funds.

      Mr. Duberstein purchased an aggregate of 300 Shares pursuant to the Rights Offering for total consideration of $6,000 derived from personal funds and margin indebtedness from Bear Stearns & Co. Inc.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,279,755 Shares constituting 11.8% of the outstanding Shares. Pursuant to Rule 13d-3 under the Securities and Exchange Act of 1934,
(i) such aggregate number includes 912,505 Shares which may be purchased upon the exercise of Warrants (the "Warrant Shares") and (ii) such percentage of Shares beneficially owned by the Reporting Persons is determined based upon an aggregate of 10,848,084 Shares outstanding consisting of (a) the 9,935,579 Shares outstanding on March 31, 1998 according to the Proxy Statement of the Company dated April 16, 1998 plus (b) the 912,505 Warrant Shares. The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table. In such table, pursuant to Rule 13d-3, the Warrant Shares are deemed outstanding only for determining the percentage ownership of Shares by Greenbelt, which is the direct beneficial owner of the 912,504 Warrant Shares.

                                                     APPROXIMATE PERCENTAGE
           NAME              NUMBER OF SHARES         OF OUTSTANDING SHARES
           ----              ----------------         ---------------------

         Greenbelt                941,505                     8.7%

         Greenway                  82,500                     0.8%

         Kingsley                 245,850                     2.5%

        Duberstein                 9,900                      0.1%


      Greenbelt has direct beneficial ownership of 29,000 Shares and the 912,505 Warrant Shares. Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Warrant Shares which Greenbelt beneficially owns. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

      Greenhouse, as the general partner of Greenway, may be deemed to own beneficially (as that term is defined in Rule 13d-3) Shares which Greenway may be deemed to possess direct beneficial ownership. Each of Messrs. Kingsley and Duberstein, as general partners of Greenhouse, may be deemed to beneficially own Shares which Greenhouse may be deemed to beneficially own. Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

      (b) If Greenbelt were to exercise in full the Warrants, which are all presently exercisable, it would then have the sole power to vote or direct the vote of 941,505 Shares and the sole power to dispose or direct the disposition of such Shares. Messrs. Kingsley and Duberstein may be deemed to share with Greenbelt the power to vote or to direct the vote and to dispose or to direct the disposition of any Warrant Shares.

      Greenway has the sole power to vote or direct the vote of 82,500 Shares and the sole power to dispose or direct the disposition of such Shares. Greenhouse and Messrs. Kingsley and Duberstein may be deemed to share with Greenway the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

      Mr. Kingsley has the sole power to vote or direct the vote of 245,850 Shares and the sole power to dispose or direct the disposition of such Shares.

      Mr. Duberstein has the sole power to vote or direct the vote of 9,900 Shares and the sole power to dispose or direct the disposition of such Shares.

      (c) Information concerning transactions in the Shares by the Reporting Persons during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, is set forth in Exhibit 4 attached hereto, which is incorporated herein by reference. See Item 3 above for information about the Warrant Shares.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Warrants.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            On April 30, 1998, Greenbelt and the Company entered into a Consulting Agreement (the "Consulting Agreement") setting forth the terms pursuant to which Greenbelt will act as a financial adviser to the Company for a period commencing April 30, 1998 and terminating on March 31, 2000 unless terminated sooner by a party giving the other party 30 days' prior written notice. The Consulting Agreement provides for the payment by the Company to Greenbelt for its financial advisory services of certain cash compensation and for the Company's indemnification of Greenbelt against losses arising out of such services. A copy of the Consulting Agreement is attached hereto as Exhibit 5.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following Exhibits are filed herewith:

            4. Information concerning transactions in the Shares effected by the Reporting Persons in the last sixty days or since the most recent filing on
Schedule 13D, whichever is less.

            5. Consulting Agreement dated as of April 30, 1998 between BioTime Inc. and Greenbelt Corp.

                                   SIGNATURES


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.


Dated:   May 19, 1998
                                    GREENHOUSE, L.P.

                                    By:   /s/ Gary K. Duberstein
                                          -----------------------------------
                                          Gary K. Duberstein,
                                          General Partner



                                    GREENWAY PARTNERS, L.P.

                                    By:   Greenhouse Partners, L.P.,
                                          its general partner

                                    By:   /s/ Gary K. Duberstein
                                          -----------------------------------
                                          Gary K. Duberstein,
                                          General Partner



                                    GREENBELT CORP.

                                    By:   /s/ Alfred D. Kingsley
                                          -----------------------------------
                                          Alfred D. Kingsley,
                                          President


                                          /s/ Alfred D. Kingsley
                                          -----------------------------------
                                          Alfred D. Kingsley


                                          /s/ Gary K. Duberstein
                                          -----------------------------------
                                          Gary K. Duberstein

                                  EXHIBIT INDEX



EXHIBIT NO.        DESCRIPTION
-----------        -----------

       4. Information concerning transactions in the Shares effected by the Reporting persons in the last sixty days or since the most recent filing on Schedule 13D, whichever is less.

       5. Consulting Agreement dated as of April 30, 1998 between BioTime Inc. and Greenbelt Corp.